November 14, 2005

Jason Wynn, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

VIA COURIER

Dear Mr. Wynn:

          On behalf of Grandview Gold Inc. (the “Company”), I hereby enclose (i) four (4) copies of Amendment No. 2 to the Company’s Registration Statement on Form 20-F, dated November 14, 2005 (“Amendment”), and (ii) four copies of the Amendment marked to show the changes from Amendment No. 1.

Responses to the comments to the Staff’s September 28, 2005 comment letter (“Comment Letter”) are located as follows:

Comment 1:	The Capitalization Table has been updated. (Page 4)

Comment 2:	A risk factor describing the implications of the Company being deemed a Passive Foreign Investment Company has been added. (Page 11)

Comment 3:	The headings of the risk factors have been revised to more fully reflect the risks described.

Comment 4:	The financials for the first quarter ended August 31, 2005 are being submitted with this amendment, as opposed to the February 28, 2005 third quarter. There are no longer any development stage company references included in the financials.

          In addition, since the filing of Amendment No. 1, the Company has (i) entered into an option agreement to explore the Dixie Lake Property, located in the Red Lake Mining District, Ontario, (ii) entered into an agreement to acquire an option in the Gem Property, located near Rice Lake, Manitoba, (iii) completed its audited financial statements for the year ended May 31, 2005, and (iv) completed its unaudited financial statements for the three months ended August 31, 2005. Amendment No. 2 includes disclosures regarding these items, and has otherwise been updated throughout to disclose the most recent information practicable. Neither the Dixie Lake Property nor the Gem Property contain a known commercially minable mineral deposit.

360 Bay Street, Suite 500	Phone: 416-409-8245
Toronto, Ontario, M5H 2V6	Email: info@grandviewgold.com

Grandview Gold Inc.	November 14, 2005

          Please call if you have any questions.

          Please acknowledge receipt by stamping the enclosed copy of this letter and returning it in the self-addressed envelope enclosed.

Sincerely,

Ray Pecoskie
President, CEO

RP/cs

::encls

360 Bay Street, Suite 500	Phone: 416-409-8245
Toronto, Ontario, M5H 2V6	Email: info@grandviewgold.com